EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Three Months
	Ended
	February	Year Ended November
	2006	2005	2004	2003	2002
Net earnings	$2,479	$5,626	$4,553	$3,005	$2,114
Add:
Provision for taxes	1,210	2,647	2,123	1,440	1,139
Portion of rents representative of an interest factor	32	119	118	120	120
Interest expense on all indebtedness	6,813	18,153	8,888	7,600	8,868

Pre-tax earnings, as adjusted	$10,534	$26,545	$15,682	$12,165	$12,241

Fixed charges (1):
Portion of rents representative of an interest factor	32	119	118	120	122
Interest expense on all indebtedness	6,829	18,161	8,893	7,613	8,874

Fixed charges	$6,861	$18,280	$9,011	$7,733	$8,996

Preferred stock dividend requirements	39	25	—	—	—
Total combined fixed charges and preferred stock dividends	$6,900	$18,305	$9,011	$7,733	$8,996

Ratio of earnings to fixed charges	1.54x	1.45x	1.74x	1.57x	1.36x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.53x	1.45x	—	—	—

(1)	Fixed charges include capitalized interest of $16 million, $8 million, $5 million, $13 million and $6 million as of February 24, 2006, November 25, 2005, November 26, 2004, November 28, 2003 and November 29, 2002, respectively.